UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 30, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Balmoral Controlled Subsidiary - Humble, TX

On September 30, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FR Balmoral, LLC (the “Balmoral Controlled Subsidiary”), for a purchase price of approximately $4,535,000, which is the stated value of our equity interest in a new investment round in the Balmoral Controlled Subsidiary (the “Balmoral Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Balmoral Controlled Subsidiary, for a purchase price of approximately $40,815,000 (the “Balmoral Interval Fund Investment” and, together with the Balmoral Growth eREIT VII Investment, the “Balmoral Investment”). The Balmoral Controlled Subsidiary used the proceeds of the Balmoral Investment to acquire one hundred sixty-three (163) detached single family homes, generally located off of Woodland Hills Drive in Humble, TX (the “Balmoral Property”). The Balmoral Property was built in 2021 and was approximately 97.5% occupied as of the closing date. The Balmoral Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Balmoral Property and the Balmoral Growth eREIT VII Investment occurred concurrently.

The Balmoral Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Balmoral Growth eREIT VII Investment, we have authority for the management of the Balmoral Controlled Subsidiary, including the Balmoral Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Balmoral Investment, paid directly by the Balmoral Controlled Subsidiary.

The Balmoral Property was acquired for a purchase price of approximately $45,350,000, which includes closing costs and the acquisition fee of approximately $448,250. Due to the stabilized nature of the asset, we do not anticipate incurring additional material hard or soft costs at the Balmoral Property in the near term. We plan to operate the property, install professional third party property management, and increase rents at the Balmoral Property. There can be no guarantee that such results will be achieved. No third party financing was used for the acquisition of the Balmoral Property, though future financing has been assumed in the return projections below.

The following table contains underwriting assumptions for the Balmoral Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Balmoral Property	5.50%	3.00%	3.00%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Home Rent 2 Controlled Subsidiary – Scattered Site - Volley #1 Property

On September 30, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $194,000, which is the stated value of our equity in a new investment round for the Home Rent 2 Controlled Subsidiary (the “Scattered Site - Volley #1 Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $1,746,000 (the “Scattered Site - Volley #1 Interval Fund Investment” and, together with the Scattered Site - Volley #1 Growth VII eREIT Investment, the “Scattered Site - Volley #1 Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the Scattered Site - Volley #1 Investment to acquire seven (7) detached single family homes in various subdivisions in Texas (the “Scattered Site - Volley #1 Property”). The initial Scattered Site - Volley #1 Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Scattered Site - Volley #1 Investment and initial tranche of the seven (7) single family homes occurred concurrently.

Property Address		Purchase Price
904 Armadillo Drive	Seguin, TX 78155	$285,000
13709 McArthur Dr.	Manor, TX 78653	$345,000
318 Big Sandy Creek Dr.	Hutto, TX 78634	$305,000
15316 Timber Preserve Lane	New Caney, TX 77357	$260,000
2422 Hartsel Forest Trail	Spring, TX 77373	$235,000
22714 Winter Maple Trail	Spring, TX 77373	$275,000
23211 Barberry Creek Trail	Spring, TX 77373	$235,000
	TOTAL	$1.940,000

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Scattered Site - Volley #1 Growth VII eREIT Investment, we have authority to manage the Scattered Site - Volley #1 Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Scattered Site - Volley #1 Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The Scattered Site - Volley #1 Property will be operated within various for-sale housing communities.

The Scattered Site - Volley #1 Property has a mix of unit types and floorplans, ranging from 1,400 square foot, 3 bedroom, 2 bath homes to 2,250 square foot, 4 bedroom, 3 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Scattered Site - Volley #1 Property.

Home Rent 2 Controlled Subsidiary – Seagoville Farms Property - Seagoville, TX

On September 30, 2021, we made an additional investment in a “majority-owned subsidiary” owned by us, Home Rent 2, LLC (the “Home Rent 2 Controlled Subsidiary”), of approximately $175,000, which is the stated value of our equity in a new investment round for the Home Rent 2 Controlled Subsidiary (the “Seagoville Farms Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round for the Home Rent 2 Controlled Subsidiary for a purchase price of approximately $1,579,000 (the “Seagoville Farms Interval Fund Investment” and, together with the Seagoville Farms Growth VII eREIT Investment, the “Seagoville Farms Investment”). The Home Rent 2 Controlled Subsidiary used the proceeds of the Seagoville Farms Investment to acquire seven (7) detached single family homes in the planned Seagoville Farms subdivision generally located off of Alto Rd in Seagoville, TX (the “Seagoville Farms Property”). We anticipate the Home Rent 2 Controlled Subsidiary, or one of our affiliates, will purchase up to forty-eight (48) homes in the Seagoville Farms Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Seagoville Farms Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Seagoville Farms Investment and initial tranche of the seven (7) single family homes occurred concurrently.

The Home Rent 2 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Seagoville Farms Growth VII eREIT Investment, we have authority to manage the Seagoville Farms Property through the Home Rent 2 Controlled Subsidiary. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Seagoville Farms Investment, paid directly by the Home Rent 2 Controlled Subsidiary.

The total purchase price for the Seagoville Farms Property is anticipated to be approximately $12,147,000, an average of approximately $253,000 per home. The Seagoville Farms Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately ten (10) homes per month, with full delivery of the forty-eight (48) homes expected in January 2022.

The Seagoville Farms Property will have a mix of unit types and floorplans, ranging from 1,700 square foot, 3 bedroom, 2.5 bath homes to 2,200 square foot, 4 bedroom, 2.5 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Seagoville Farms Property.

The following table contains underwriting assumptions for the Seagoville Farms Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Seagoville Farms Property	5.00%	3.20%	2.75%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Asset Acquisition Clerical Correction

Home Rent 2 Controlled Subsidiary – Tortosa Property – Maricopa, AZ

Due to a clerical error in the previously filed Form 1-U, which can be found here, the address of the Tortosa Property was incorrectly stated as 14100 Will Clayton Parkway in Maricopa, AZ. The correct address of the Tortosa Property is 18476 N Los Gabrieles Way in Maricopa, AZ.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: October 6, 2021